SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bruker Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

116794108

(CUSIP Number)

Richard M. Stein, Esq.

Nixon Peabody LLP

100 Summer Street

Boston, MA 02110

(617) 345-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 116798104

1	Name of Reporting Persons Frank H. Laukien, Ph.D.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF,OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States and Germany (dual citizenship)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,443,597 shares (see Items 5 and 6)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 37,749,779 shares (see Item 5)

	10	Shared Dispositive Power 673,214 shares (see Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,443,597 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.7%*

14	Type of Reporting Person IN

*                 The calculation is based on 163,424,532 shares of Common Stock of the Issuer outstanding as of February 22, 2016.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on February 29, 2008 (the “Original Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on March 13, 2009 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Bruker Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed to report a change in the Reporting Person’s beneficial ownership of more than one percent (1%), resulting in part from a decrease in the aggregate number of shares of Common Stock outstanding. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.   Source and Amount of Funds.

Item 3 to the Schedule 13D is amended and restated in its entirety as follows:

Prior to February 26, 2008, the Reporting Person beneficially owned 19,547,838 shares of Common Stock of the Issuer, including 1,064,276 shares owned by the Reporting Person’s former spouse over which the Reporting Person has voting power. Beneficial ownership of such shares was previously reported on an amended Schedule 13G filed with the SEC on February 13, 2008. On February 26, 2008, in connection with the closing of the acquisition of the Bruker BioSpin Group by the Issuer (the “BBIO Acquisition”), the Reporting Person received 10,034,387 shares, and his former spouse received 755,276 shares over which the Reporting Person was granted voting power, of unregistered restricted Common Stock as consideration for 18.75% of the equity of Bruker BioSpin Invest AG, a Swiss stock corporation. Subsequent to the closing of the BBIO Acquisition, on February 26, 2008 the Reporting Person acquired 5,520,187 additional shares, and his former spouse acquired 296,757 additional shares over which the Reporting Person was granted voting power, of unregistered restricted Common Stock from certain family members for aggregate consideration of $50,454,507 and $2,712,360, respectively, in private transactions pursuant to a Cash-Stock Exchange Agreement dated as of December 2, 2007 (the “CSX Purchases”). Cash proceeds of the BBIO Acquisition were used to fund the CSX Purchases. The BBIO Acquisition and the Cash-Stock Exchange Agreement are more fully described in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on January 17, 2008.

Between the date of the Original Statement and the date of Amendment No.1, the Reporting Person purchased 2,070,000 additional shares of Common Stock. Personal funds totaling approximately $10,662,922 were used to purchase such shares.

Between the date of Amendment No. 1 and the date of the filing of Amendment No. 2, the transactions described below occurred and affected the beneficial ownership of the Reporting Person:

•      The Reporting Person acquired an aggregate of 1,770,201 shares of Common Stock, including 270,201 shares acquired through open market purchases and 1,500,000 shares acquired in private transactions.

•      The Reporting Person acquired an aggregate of 186,250 shares upon the exercise of options granted by the Issuer.

•      The Reporting Person was awarded as incentive compensation an aggregate of 241,837 shares of restricted Common Stock by the Issuer, subject to time-based vesting, of which shares 3,438 shares were subsequently withheld to satisfy tax obligations upon vesting.

•      The Reporting Person transferred by gift an aggregate of 605,107 shares of Common Stock to or for the benefit of the Reporting Person’s spouse and children.

All such transactions were timely reported on Forms 4 or Form 5, as applicable, filed by the Reporting Person. The shares of Common Stock acquired by the Reporting Person through open market purchases, in private transactions and upon the exercise of options were purchased with personal funds; provided, however, that in the case of 1,000,000 shares of Common Stock purchased from Mr. Joerg Laukien (the “Seller”) in a private transaction, a portion of the purchase price was funded through a promissory note issued by the Reporting Person to the Seller.

Item 5.   Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is amended and restated in its entirety as follows:

(a)   The Reporting Person beneficially owns 40,443,597 shares of Common Stock, representing 24.7% of the outstanding shares of Common Stock. The percent of class is calculated on the basis of 163,424,532 shares of Common Stock issued and outstanding as of February 22, 2016.

(b)   Number of shares as to which the Reporting Person has:

(i)    Sole power to vote or to direct the vote:  40,443,597(1)

(ii)   Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:  37,749,779 (2)

(iv)  Shared power to dispose or to direct the disposition of:  673,214(3)

(1)     Includes 49,303 shares of Common Stock underlying options which are currently vested and exercisable or will become vested and exercisable within 60 days. Also includes an aggregate of 2,721,415 shares of Common Stock which are owned by or in custody for the benefit of the Reporting Person’s former spouse or children and as to which the Reporting Person has sole voting rights.

(2)     Excludes 174,105 shares of restricted Common Stock that will not vest within 60 days. Includes 201,702 shares of Common Stock held in a custodial account for the benefit of the Reporting Person’s minor son, as to which account the Reporting Person serves as sole custodian, and 49,303 shares of Common Stock underlying options which are currently vested and exercisable or will become vested and exercisable within 60 days.

(3)     Represents shares owned by the Reporting Person’s adult children as to which the Reporting Person has contractual rights to control the disposition.

(c)   The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and Robyn L. Laukien, the Reporting Person’s former spouse (“Grantor A”), are parties to a certain Agreement dated April 17, 2014 pursuant to which the Reporting Person was granted an irrevocable right and proxy to vote 1,846,499 shares of Common Stock owned by Grantor A. The proxy granted thereunder expires January 23, 2023; provided, however, that such voting rights and proxy shall terminate immediately with respect to any portion of such shares sold or transferred by Grantor A prior to January 23, 2023.

The Reporting Person and Brigitte A. Laukien, the Reporting Person’s adult daughter (“Grantor B”), are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 134,905 shares of Common Stock transferred to Grantor B by gift thereunder and (b) Grantor B may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and transfer restrictions thereunder expire the sooner of December 21, 2042 and the death of the Reporting Person.

The Reporting Person and Stefen A. Laukien, the Reporting Person’s adult son (“Grantor C”), are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 134,905 shares of Common Stock transferred to Grantor C by gift thereunder and (b) Grantor C may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and transfer restrictions thereunder expire the sooner of December 21, 2042 and the death of the Reporting Person.

Ruta L. Laukien, the current spouse of the Reporting person, and Grantor B are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 66,797 shares of Common Stock transferred to Grantor B by gift thereunder and (b) Grantor B may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and  transfer restrictions thereunder expire the sooner of December 21, 2042 and the death of the Reporting Person.

Ruta L. Laukien and Grantor C are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 66,797 shares of Common Stock transferred to Grantor C by gift thereunder and (b) Grantor C may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and transfer restrictions thereunder expire the sooner of December 21, 2042 and the death of the Reporting Person.

Grantor A and Grantor B are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 134,905 shares of Common Stock transferred to Grantor B by gift thereunder and (b) Grantor B may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and transfer restrictions thereunder expire the sooner of December 21, 2022 and the death of the Reporting Person.

Grantor A and Grantor C are parties to a certain Agreement dated December 21, 2012 pursuant to which, among other things, (a) the Reporting Person was designated and appointed the right to act as attorney-in-fact and proxy with respect to 134,905 shares of Common Stock transferred to Grantor C by gift thereunder and (b) Grantor C may not dispose of or encumber such shares without the prior written consent of the Reporting Person. The proxy granted and transfer restrictions thereunder expire the sooner of December 21, 2022 and the death of the Reporting Person.

The Reporting Person and the Seller (as defined under Item 3) entered into a certain Agreement dated June 15, 2015 pursuant to which the Reporting Person acquired from the Seller 1,000,000 shares of Common Stock for a total purchase price of $19.5 million. In connection therewith, the Reporting Person issued and delivered to the Seller a promissory note (the “Note”) with an original principal amount of approximately 13.3 million Euros, or approximately $15.0 million, representing a portion of the purchase price. The Reporting Person also entered into a Pledge and Security Agreement (the “Pledge Agreement”) dated June 15, 2015 in favor of the Seller pursuant to which the Reporting Person pledged 2,000,000 shares of Common Stock to secure the Reporting Person’s payment obligations under the Note, subject to reduction in in the event of principal repayment.  As of the date of the filing of Amendment No. 2, 1,340,044 shares of Common Stock owned by the Reporting Person are pledged as collateral to secure repayment of the approximately 8.8 million Euros, or approximately $9.9 million, outstanding principal amount of the Note and accrued and unpaid interest thereon.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 – Agreement dated April 17, 2014 between Frank H. Laukien and Robyn L. Laukien

Exhibit 2 – Agreement dated December 21, 2012 between Frank H. Laukien and Brigitte A. Laukien

Exhibit 3 – Agreement dated December 21, 2012 between Frank H. Laukien and Stefen A. Laukien

Exhibit 4 – Agreement dated December 21, 2012 between Ruta Laukien and Brigitte A. Laukien

Exhibit 5 – Agreement dated December 21, 2012 between Ruta Laukien and Stefen A. Laukien

Exhibit 6 – Agreement dated December 21, 2012 between Robyn L Laukien and Brigitte A. Laukien

Exhibit 7 – Agreement dated December 21, 2012 between Robyn L Laukien and Stefen A. Laukien

Exhibit 8 – Agreement dated June 15, 2015 between Joerg C. Laukien and Frank H. Laukien

Exhibit 9 – Pledge and Security Agreement dated June 15, 2015

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2016

/s/Frank H. Laukien
FRANK H. LAUKIEN, PH.D.

Exhibit 1

PROXY

Agreement dated April 17, 2014 between Robyn L. Laukien (“RLL”) and Frank H. Laukien (“FHL”).

WHEREAS, FHL is the Chairman, President and Chief Executive Officer of Bruker Corporation (“BRKR”), a public company listed on the NASDAQ Global Select Market, and RLL is the legal owner of an aggregate of 1,846,499 shares of common stock of BRKR (the “Shares”) as of the date hereof;

WHEREAS, pursuant to that certain Proxy dated January 23, 2003 (the “January 2003 Proxy”), RLL granted FHL certain voting rights with respect to the Shares for a ten-year period; and

WHEREAS, RLL and FHL desire to extend the expiration period of such voting rights for an additional ten-year period to January 23, 2023.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      RLL hereby grants FHL, effective as of January 23, 2013 and for a period of ten (10) years thereafter, an irrevocable right and proxy to vote the Shares at any time and from time to time during the term of this proxy, provided that (i) in exercising the rights granted under this proxy, FHL shall at all times act as a fiduciary for RLL and shall be held to a standard of good faith and fair dealing with regard to FHL’s exercise of the proxy granted herein, and (ii) upon any sale or transfer of the Shares, or any portion thereof, the rights granted under this proxy shall terminate immediately with respect to such Shares so sold or transferred.

2.                                      FHL shall cause BRKR to receive written notice of the existence of such proxy.  Such notice shall be given by FHL to the Secretary of BRKR.  FHL shall also cause such Secretary to give notice to all entities soliciting votes on behalf of BRKR during the term of such proxy of the existence of such proxy.

3.                                      FHL shall inform RLL from time to time of the fact that he has exercised his rights to vote the Shares pursuant to such proxy.  In connection with so informing RLL, FHL shall inform RLL how such shares were so voted.

4.                                      RLL acknowledges that the Annual Report of BRKR each year which is distributed to the stockholders of BRKR will include a reference to the fact that FHL exercises voting control over the Shares pursuant to such proxy.

5.                                      RLL acknowledges that under certain circumstances she may be deemed to be “affiliate” of BRKR based upon the existence of such proxy.  Accordingly, RLL shall not undertake any sale or other disposition of any of the Shares during the term of such proxy without consulting with legal counsel to BRKR with respect to the permissibility of such disposition.

6.                                      FHL and RLL acknowledge the public company nature of the securities of BRKR and shall act accordingly in all activities relating thereto, whether with respect to the exercise of such proxy, the disposition of the Shares or any other matters.

Subject to the foregoing, nothing herein shall serve to restrict the rights of RLL to freely acquire or dispose of securities of BRKR, including, without limitation, the Shares, during the term of this proxy.

This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/ Robyn L. Laukien	/s/ Frank H. Laukien
Robyn L. Laukien	Frank H. Laukien

Exhibit 2

AGREEMENT

Agreement dated December 21, 2012 between Frank H. Laukien, Ph.D. (“Donor”) and Brigitte A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.                                      Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $2,060,000, which at the NASDAQ closing price of $15.27 per share on December 21, 2012 corresponds to 134,905 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of thirty (30) years after the date hereof, or upon the death of Donor, the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Donor.

b.                                      Donor shall have, and Donee hereby designates and appoints Donor to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Frank H. Laukien	/s/Brigitte A. Laukien
Frank H. Laukien, Ph.D.	Brigitte A. Laukien

Exhibit 3

AGREEMENT

Agreement dated December 21, 2012 between Frank H. Laukien, Ph.D. (“Donor”) and Stefen A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.              Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $2,060,000, which at the NASDAQ closing price of $15.27 per share on December 21, 2012 corresponds to 134,905 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of thirty (30) years after the date hereof, or upon the death of Donor, the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Donor.

b.                                      Donor shall have, and Donee hereby designates and appoints Donor to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Frank H. Laukien	/s/Stefen A. Laukien
Frank H. Laukien, Ph.D.	Stefen A. Laukien

Exhibit 4

AGREEMENT

Agreement dated December 21, 2012 between Ruta Laukien (“Donor”) and Brigitte A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.              Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $1,020,000, which at the NASDAQ closing price of $15.27 per share on December 21, 2012 corresponds to 66,797 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of thirty (30) years after the date hereof, or upon the death of Frank H. Laukien, Ph.D., the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Frank H. Laukien, Ph.D.

b.                                      Frank H. Laukien, Ph.D. shall have, and Donee hereby designates and appoints Frank H. Laukien, Ph.D. to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Ruta Laukien	/s/Brigitte A. Laukien
Ruta Laukien	Brigitte A. Laukien

Exhibit 5

AGREEMENT

Agreement dated December 21, 2012 between Ruta Laukien (“Donor”) and Stefen A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.              Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $1,020,000, which at the NASDAQ closing price of $15.27 per share on December 21, 2012 corresponds to 66,797 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of thirty (30) years after the date hereof or upon the death of Frank H. Laukien, Ph.D., the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Frank H. Laukien, Ph.D.

b.                                      Frank H. Laukien, Ph.D. shall have, and Donee hereby designates and appoints Frank H. Laukien, Ph.D. to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Ruta Laukien	/s/Stefen A. Laukien
Ruta Laukien	Stefen A. Laukien

Exhibit 6

AGREEMENT

Agreement dated December 21, 2012 between Robyn L. Laukien (“Donor”) and Brigitte A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.              Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $2,060,000, which at the NASDAQ closing price of $15.27 on December 21, 2012 corresponds to 134,905 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of ten (10) years after the date hereof, or upon the death of Frank H. Laukien, Ph.D., the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Frank H. Laukien, Ph.D.

b.                                      Frank H. Laukien, Ph.D. shall have, and Donee hereby designates and appoints Frank H. Laukien, Ph.D. to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Robyn L. Laukien	/s/Brigitte A. Laukien
Robyn L. Laukien	Brigitte A. Laukien

Exhibit 7

AGREEMENT

Agreement dated December 21, 2012 between Robyn L. Laukien (“Donor”) and Stefen A. Laukien (“Donee”).

In consideration of the gift described herein, which is intended to be free of gift tax pursuant to the gift tax exemption applicable in 2012, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.              Donor hereby gifts shares of the common capital stock of Bruker Corporation to Donee with a value of $2,060,000, which at the NASDAQ closing price of $15.27 per share on December 21, 2012 corresponds to 134,905 shares, effective immediately, with this Agreement being intended to constitute an assignment of such shares of stock from Donor to Donee.

2.                                      Effective as of the date hereof, all economic benefits of any nature whatsoever with respect to such stock, including, without limitation, the proceeds of any stock sale, stock dividends, stock splits and the full ownership thereof, are irrevocably transferred by Donor to Donee.

3.                                      Until the sooner of ten (10) years after the date hereof, or upon the death of Frank H. Laukien, Ph.D., the following shall be applicable to all of such stock and Donee shall comply therewith:

a.                                      Donee shall not sell, assign, transfer, convey, gift, pledge, mortgage, use as collateral or otherwise dispose of or encumber all or any of such stock without the express prior written consent of Frank H. Laukien, Ph.D.

b.                                      Frank H. Laukien, Ph.D. shall have, and Donee hereby designates and appoints Frank H. Laukien, Ph.D. to have, with full power of substitution, the right to act as the attorney-in-fact and proxy for Donee to take all action in the name of and on behalf of Donee as a shareholder of Bruker Corporation with respect to such stock, including, without limitation, the voting of all such shares of stock as desirable or required from time to time.

4.                                      This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, shall be governed by the laws of the Commonwealth of Massachusetts and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Robyn L. Laukien	/s/Stefen A. Laukien
Robyn L. Laukien	Stefen A. Laukien

Exhibit 8

AGREEMENT

Agreement dated June 15th, 2015 between Joerg C. Laukien of Baden-Baden, Germany (“Seller”) and Frank H. Laukien of Boston, Massachusetts (“Purchaser”).

WHEREAS, Purchaser wishes to purchase from the Seller an aggregate of 1,000,000 shares (the “Shares”) of the common stock of Bruker Corporation (“BRKR”) owned by Seller and Seller wishes to transfer the Shares to Purchaser on the terms set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, the parties hereby agree as follows:

1.                                      Purchase and Sale of Shares.                                    Subject to the terms and conditions of this Agreement, Seller hereby sells, transfers and assigns to Purchaser and Purchaser hereby purchases, effective on June 15th, 2015 (the “Effective Date”), all of Seller’s right, title and interest in the Shares free and clear of all liens, encumbrances and restrictions on transfer other than restrictions on transfer of the Shares which may arise under applicable securities laws. Purchaser shall pay Seller an amount equal to the Purchase Price (as defined below) in accordance with the payment schedule set forth in Paragraph 3 hereof, each such payment to be made by wire transfer to Seller in Euros in immediately available funds pursuant to instructions to be provided by Seller.

2.                                      Purchase Price.  The aggregate purchase price for the Shares (the “Purchase Price”) shall be equal to $19,500,000, or €17,276,513 based on a Euro to U.S. Dollar conversion rate of 1 Euro=1.1287 U.S. Dollars.

3.                                      Payment of Purchase Price; Pledge of Collateral.

(a)                                 The Purchase Price shall be payable to Seller in three installments on or before the dates (each, a “Payment Date”) and in the amounts (each, a “Payment Amount”) set forth below.

Payment Date	Payment Amount
Effective Date plus 3 business days	€3,986,888
August 31, 2015	€4,429,875
December 31, 2015	€8,859,750

In the event Purchaser makes a payment to Seller of all or any portion of a Payment Amount prior to the respective Payment Date (such amount, a “Prepayment Amount”), the amount payable to Seller on such Payment Date shall be reduced by an amount equal to such Prepayment Amount.

(b)                                 Within three (3) business days of the Effective Date, Purchaser shall (1) pay to Seller the Payment Amount payable on the Effective Date, and (2) make and deliver to Seller a promissory note (“Note”) evidencing Purchaser’s obligations to Seller for the remaining Payment Amounts and a pledge and security agreement (“Pledge Agreement”) in favor of Seller pursuant to which Purchaser shall pledge as collateral the Shares and certain other BRKR shares to secure Purchaser’s payment obligations under this Agreement and the Note.

(c)                                  In the event Purchaser fails to deliver to Seller the full Payment Amount on or before the respective Payment Date, the rights and remedies of Seller shall be as set forth in the Note and Pledge Agreement.

4.                                      Standstill.                         Seller will not sell, assign, transfer or otherwise dispose of any shares of BRKR (other than the Shares transferred hereunder) for a period commencing on the Effective Date and ending on the date that is 180 days thereafter.

5.                                      Additional Undertakings.  The parties shall execute such Form 4s and other documents as are necessary to effectuate, record and report such purchase and sale in accordance with the terms hereof and applicable law.

6.                                      Governing Law; Entire Agreement; Amendment or Waiver.  This Agreement and all claims related to it, its execution or the performance of the parties under it, shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts and, taken together with the Note and the Pledge Agreement, constitutes the entire agreement between the parties concerning its subject matter and may be amended or waived only by a written instrument executed by both parties.

EXECUTED as of the date first written above.

/s/Frank H. Laukien	/s/Joerg C. Laukien
Frank H. Laukien	Joerg C. Laukien

Exhibit 9

PLEDGE AND SECURITY AGREEMENT

This Agreement is made as of June 15th, 2015, by Frank H. Laukien of Boston, Massachusetts (the “Pledgor”), in favor of Joerg Laukien of Baden-Baden, Germany (the “Pledgee”).

All capitalized terms used but not defined herein shall have the meanings given to such terms in the UCC (as hereinafter defined).

Preliminary Statements:

WHEREAS, the Pledgor has requested that the Pledgee make certain financial accommodations to or for the benefit of the Pledgor, as provided for in the Note; and

WHEREAS, it is a condition precedent for Pledgee to fund the Note that the Pledgor enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee as follows:

Definitions; Use of Terms.

Definitions.   As used in this Agreement, the following terms have the meanings set forth below:

“Certificates” means any and all certificates, documents and instruments which evidence the Pledged Equity Interests.

“Collateral” means all of the rights, title and interests of the Pledgor in and to all of the Pledged Equity Interests, together with all income, dividends (cash and non-cash), proceeds and products derived therefrom), additions thereto, or substitutions therefor, and any and all records, proceeds and Certificates (whether negotiable or non-negotiable) and, to the extent not otherwise included, all Proceeds of any and all of the foregoing.

“Distribution” means any of the following

(a)                                 any declaration or payment to any Person of any dividend or distribution on, or in respect of, the Pledged Equity Interests, whether now or hereafter outstanding and whether cash or property or in obligations of the Pledgor; or

(b)                                 any purchase, redemption, defeasance or retirement or other acquisition of any Pledged Equity Interests, either directly or indirectly, in each case, whether now or hereafter outstanding.

“Event of Default” has the meaning given to such term in the Note.

“Pledged Equity Interests” means Two Million (2,000,000) shares of Bruker Corporation, together with any and all additional Equity Interests which the Pledgor may now or hereafter own, pledge and (if applicable) deliver to the Pledgee, from time to time, in accordance with the provisions of this Agreement, (ii) all rights of the Pledgor as holder of the Equity Interests, including, without limitation, economic rights, voting and managerial control rights, claims, privileges, benefits and remedies now or hereafter existing, and (iii) all securities, moneys or property representing dividends or interest on any of the items described in this paragraph, or representing a distribution in respect of the same, or resulting from a split-up, revision, reclassification or other like change of any of the same or otherwise received in exchange therefor, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the same.

“Secured Obligations” means all debts, liabilities and obligations of the Pledgor to the Pledgee under the Note and this Agreement, now existing or hereafter arising, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated.

“UCC” means the Uniform Commercial Code as from time to time in effect in the Commonwealth of Massachusetts; provided, however, that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interest in any Collateral or the availability of any remedy hereunder is governed by the Uniform Commercial Code as in effect on or after the date hereof in any other jurisdiction, then the term “UCC” shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy.

Use of Terms; Exhibits and Schedules.  The use of the singular of terms which are defined in the plural shall mean and refer to any one of them; and pronouns used herein shall be deemed to include the singular and the plural and all genders.  The use of the connective “or” is not intended to be exclusive; the term “may not” is intended to be prohibitive and not permissive; use of “includes” and “including” is intended to be interpreted as expansive and amplifying and not as limiting in any way.  All exhibits and schedules to this Agreement are incorporated herein.

Grant of Security Interest in Collateral; Custody.

Security Interest in Collateral.  The Pledgor hereby grants, assigns and pledges to the Pledgee a continuing security interest in and to and pledge of the Collateral (the “Security Interest”), as security for the full, prompt and faithful payment and performance of all of the Secured Obligations.

Custody of Collateral.   The Pledgor shall deliver to the Pledgee or Pledgee’s authorized representative, contemporaneously herewith all of the Certificates (if any) evidencing the Pledged Equity Interests, together with transfer powers duly executed in blank by the Pledgor.  The Pledgor acknowledges and agrees that Nixon Peabody LLP on Pledgee’s behalf shall hold such certificates, transfer powers and other instruments for the purpose of perfecting its security interest in the Collateral.

Representations and Warranties.  The Pledgor hereby represents and warrants to the Pledgee as follows:

The Pledgor has good title in and to the Collateral and no liens or encumbrances exist or will exist upon such Collateral at any time (other than the Security Interest created by this Agreement).  The Pledgor has not executed or filed, nor shall execute, authorize or knowingly permit to be filed in any recording office any financing statement or other instrument similar in effect covering all of part of the Collateral or listing the Pledgor as debtor with respect to all or any part of the Collateral, except financing statements and other instruments filed in respect of liens created hereby.

The Pledgor is the record, legal and beneficial owner of the Pledged Equity Interests.

The execution, delivery and performance by the Pledgor of this Agreement and the pledge of and granting of a security interest in the Collateral hereunder do not contravene any law, rule or regulation or any judgment, decree or order of any tribunal or of any agreement or instrument to which the Pledgor is a party or by which the Pledgor or any of the Pledgor’s property is bound or affected or constitute a default thereunder.

The Security Interest constitutes (i) a legal and valid security interest in all Collateral securing the payment and performance of the Secured Obligations and (ii) taking possession of the Certificates and related instruments of transfer executed in blank (if any), a perfected security interest in all Collateral in which a security interest may be perfected by filing a financing statement in the United States (or any state thereof) pursuant to the Uniform Commercial Code. The Security Interest is and shall be prior to any other lien or encumbrance on any of the Collateral.

Covenants.  The Pledgor hereby covenants with the Pledgee as follows:

Without the prior written consent of the Pledgee, the Pledgor will not sell, assign, transfer or otherwise dispose of, grant any option with respect to, or pledge or grant any security interest in or otherwise encumber or restrict any of the Collateral or any interest therein except the lien granted to the Pledgee pursuant to this Agreement.

The Pledgor will defend all of the Pledgee’s rights and security interest in the Pledged Equity Interests against the claims and demands of all persons whomsoever.

The Pledgor hereby authorizes the Pledgee at any time and from time to time to file in any relevant jurisdiction any financing statements with respect to the Collateral or any part thereof and amendments thereto that contain the information required by Article 9 of the Uniform Commercial Code of each applicable jurisdiction for the filing of any financing statement or amendment. The Pledgor agrees to provide such information to the Pledgee promptly upon written request.

The Pledgor shall, at its own expense, take all commercially reasonable actions necessary to defend title to the Collateral against all persons and to defend the Security Interest of the Pledgee in the Collateral and the priority thereof against any lien.

The Pledgor will, upon written request by the Pledgee and at its own expense, execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Pledgee may from time to time reasonably deem necessary to obtain, preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and U.S. taxes, other than Pledgee’s personal income or capital gains taxes, required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing or continuation statements or other documents in connection herewith or therewith.

Remedies for Events of Default.

If an Event of Default shall have occurred and be continuing, the Pledgee shall thereafter have the following rights and remedies (to the extent permitted by applicable law) in addition to the rights and remedies of a secured party under the UCC, all such rights and remedies being cumulative, not exclusive, and enforceable alternatively, successively or concurrently, at such time or times as the Pledgee deems expedient:

the Pledgee may demand, sue for, collect or make any reasonable compromise or reasonable settlement of any claims in respect of any Collateral;

to the extent and only in the amounts necessary to satisfy the Secured Obligations, the Pledgee may sell, resell, assign and deliver, or otherwise dispose of any or all of the Collateral at reasonable market value for the Collateral, for cash or credit, or both, and upon such terms at such place or places, at such time or times and to such entities or other persons as the Pledgee thinks expedient, all without demand for performance by the Pledgor or any notice or advertisement whatsoever except as expressly provided herein or as may otherwise be required by law; provided, however, that any remaining Collateral that after a sale of part of the Collateral is found not to be necessary to satisfy the Secured Obligations shall become unrestricted, and will no longer be part of the Collateral to secure the Note.

If the Pledgee determines to exercise its limited right to sell the amounts of the Collateral necessary to satisfy the Secured Obligations, the Pledgor agrees that, upon request of the Pledgee, the Pledgor will, at its own expense; do or cause to be done all such other acts and things as may be necessary to make the sale of such Collateral valid and binding and in compliance with all applicable requirements of applicable law;

To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Pledgee arising out of the exercise by Pledgee of any rights hereunder, except for claims, damages and demands resulting from or relating to the Pledgee’s gross negligence, willful misconduct or bad faith.  The Pledgor hereby waives presentment, notice of dishonor, and protest of all instruments included in or evidencing any of the

Secured Obligations or the Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein);

and

The Pledgee may collect all Distributions due, owing or payable on or with respect to the Pledged Equity Interests and instruct the issuer thereof to deliver all Distributions to him and apply same to the Secured Obligations in such order and manner as the Pledgee shall determine or hold same as additional Collateral.

In the event of any disposition of the Collateral as provided in clause (b) of Section 5.1, the Pledgee shall give to the Pledgor at least ten (10) days’ prior written notice of the time and place of any public sale of the Collateral or of the time after which any private sale or any other intended disposition is to be made.  The Pledgor hereby acknowledges that ten (10) days’ prior written notice of such sale or sales shall be reasonable notice, and that the Pledgee may enforce its rights to dispose of Collateral hereunder without any other notice.  The Pledgee may buy any part or all of the Collateral at any public sale and if any part or all of the Collateral is of a type customarily sold in a recognized market or is of the type which is the subject of widely-distributed standard price quotations, the Pledgee may buy at private sale and may make payments thereof by any means.  The Pledgee may apply the cash proceeds actually received from any sale or other disposition to the reasonable and documented, out-of-pocket expenses of retaking, holding, preparing for sale, selling and the like, to reasonable attorneys’ fees, travel and all other such reasonable expenses which may be incurred by the Pledgee in attempting to collect the Secured Obligations or to enforce this Agreement or in the prosecution or defense of any action or proceeding related to the subject matter of this Agreement, and then to the Secured Obligations in such order as the Pledgee may determine after proper allowance for Secured Obligations not then due.  Only after such applications, and after payment by the Pledgee of any amount required by Section 9-504(1)(c) of the UCC, need the Pledgee turn over to the Pledgor any surplus.

Obligations Not Affected.  The obligations of the Pledgor hereunder shall remain in full force and effect without regard to, and shall not be impaired by (a) any exercise or nonexercise, or any waiver, by the Pledgee of any right, remedy, power or privilege under or in respect of any of the Secured Obligations or any security thereof (including this Agreement); (b) any amendment to or modification of any of the Secured Obligations; (c) any amendment to or modification of any instrument (other than this Agreement) securing any of the Secured Obligations; or (d) the taking of additional security for, or any other assurances of payment of, any of the Secured Obligations or the release or discharge or termination of any security or other assurances of payment or performance for any of the Secured Obligations; whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

Miscellaneous.

Further Assurances.   The Pledgor will do all such acts, and will furnish to the Pledgee all such financing statements, certificates and other documents and will obtain all such governmental consents and corporate approvals and will do or cause to be done all such other things as the Pledgee may reasonably request from time to time in order to give full effect to this Agreement and to secure the rights of the Pledgee hereunder.   If the Pledgee so elects and to the extent permitted by applicable law, a photocopy of this Agreement may at any time and from time to time be filed by the Pledgee as a financing statement in any recording office in any jurisdiction.

Attorney-in-Fact.  The Pledgor hereby appoints the Pledgee its attorney-in-fact, with full power and authority in the place and stead of the Pledgor and in the name of the Pledgor, or otherwise, from time to time during the existence of an Event of Default, in the Pledgee’s discretion to take any reasonable action and to execute any reasonable instrument or document consistent with the terms of the Note, that the Pledgee may deem necessary or advisable to accomplish the purposes hereof (but the Pledgee shall not be obligated to and shall have no liability to the Pledgor or any third party for failure to so do or take action).  The foregoing grant of authority is a power of attorney coupled with an interest and such appointment shall be irrevocable for the term hereof.  The Pledgor hereby ratifies all that said attorneys shall lawfully to or cause to be done by virtue hereof.

Notices.  All notices, requests, demands, consents and other communications required or permitted to be given hereunder shall (except as otherwise expressly permitted herein) be in writing and given by (a) (i) personal delivery or (ii) nationally recognized express overnight delivery service, and (b) email, to their notice addresses as follows:

If to the Pledgor:

Frank H. Laukien

### Commonwealth Avenue, Apt. #
Boston, Massachusetts 02115, USA

Email: ############@######.com

If to the Pledgee:

Joerg C. Laukien
Markgrafenstrasse ##
76530 Baden Baden
Germany

Email: ############@######.com

The Pledgee and the Pledgor may designate a different address for notices by giving written notice thereof to the other party in the manner provided herein.

No Waiver.  Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated except by a written instrument expressly referring to this Agreement and to the provisions so modified or limited, and executed by the Pledgee and the party to be charged.  No act, failure or delay by the Pledgee shall constitute a waiver of the Pledgee’s rights and remedies hereunder or otherwise.  No single or partial waiver by the Pledgee of any default or right of remedy that the Pledgor may have shall operate a waiver of any other default, right or remedy on a future occasion.  The Pledgor hereby waives presentment, notice of dishonor and protest of all instruments, included in or evidencing any of the Secured Obligations or the Collateral, and any and all other notices and demands whatsoever.

Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but such counterparts together shall constitute one and the same instrument.  Any proof of this Agreement shall require production of only one such counterpart.

Headings; Successors and Assigns; Severability.  The headings of each section of this Agreement are for convenience only and shall not define or limit the provisions thereof.  This Agreement and all rights and obligations hereunder shall be binding upon the Pledgor and its successors and assigns, and shall inure to the benefit of the Pledgee and its successors and assigns, and the Pledgor may not assign or otherwise transfer any of its rights or obligations under this Agreement, and any attempted assignment or transfer in violation of this Section shall be null and void.  Without limiting the generality of the foregoing provisions of this paragraph, the Pledgee may assign or otherwise transfer any Indebtedness held by it secured by this Agreement to any other person, and such other person shall thereupon become vested with all the benefits in respect thereof, herein or otherwise, subject however, to the provisions of the Notes and the other Financing Documents.  If any term of this Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall be in no way affected thereby, and this Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein.

Security Interest and Obligations Absolute.  All rights of the Pledgee hereunder, the Security Interest, the grant of a security interest in the Collateral and all obligations of Pledgor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Note, any agreement with respect to any of the Secured Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Note, (c) any exchange, release or non-perfection of any lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Secured Obligations or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, Pledgor in respect of the Secured Obligations or this Agreement.

Governing Law.  This Agreement is executed and delivered and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of law provisions thereof that would result in this Agreement being governed by, or construed in accordance with, the laws of a different jurisdiction.

Return of Collateral.

As promptly as practicable following any payment of all or any portion of the then outstanding principal balance of the Note, the Pledgee will, at the sole expense of Pledgor, deliver or cause to be delivered to or at the direction of the Pledgor (without recourse and without any representation or warranty) such of the Pledged Equity Interests as may then be Excess Collateral. For purposes hereof, “Excess Collateral” means the number of shares of Pledged Equity Interests, if positive, that is equal to (x) (i) the aggregate Fair Market Value of the Pledged Equity Interests as of the date most recently preceding the date of such principal payment on which shares of Bruker Corporation common stock are traded on the Nasdaq Global Select Market minus (ii) the number obtained by multiplying the remaining principal balance of the Note, after giving effect to the applicable payment of principal, by 2.37, divided by (y) the Fair Market Value of the Pledged Equity Interests.  Any fractional shares constituting Excess Collateral based on the foregoing calculation shall be retained by the Pledgee and shall continue to be Collateral for all purposes hereunder.  For purposes hereof, “Fair Market Value of the Pledged Equity Interests” as of any date means the then most recent closing price of a share of Bruker Corporation common stock reported by the Nasdaq Global Select Market (or any successor national securities exchange on which such shares are primarily traded).

As promptly as practicable following the date on which all of the Secured Obligations have been paid and performed in full, the Pledgee will, at the sole expense of the Pledgor, (a) deliver or cause to be delivered to or at the direction of the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may then remain in the possession of the Pledgee, together with any monies at the time held by the Pledgee hereunder, and (b) execute and deliver to the Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement.

IN WITNESS WHEREOF, the Pledgor has caused this Agreement to be duly executed and delivered as of the date first above written.

/s/Frank H. Laukien
Frank H. Laukien